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+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Georgia-Pacific Corporation
        (Last)                      (First)                        (Middle)
    133 Peachtree Street, N.E.

    ----------------------------------------------------------------------------
                                   (Street)
    Atlanta                       Georgia                            30303

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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)                7/18/00
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol

                Plum Creek Timber Company, Inc. ; PCL
                -------------------------------------
5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
                                            X X
    ___ Director    ___ Officer             ____ 10% Owner    ___ Other
                        (give title below)                       (specify below)

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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    X X
    ____ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title                                 2. Amount of         3. Ownership Form:  4. Nature of
   of                                       Securities Bene-     Direct (D) or       Indirect Bene-
   Security                                 ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)                               (Instr. 4)           (Instr. 5)          (Instr. 5)
------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------
 Common Stock, par value $.01 per share          0*                   I                   *
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 Special Voting Common Stock, par value
     $.01 per share                              0*                   I                   *
------------------------------------------------------------------------------------------------------

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 * Please see attached page.
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*   If the form is filed by more than one reporting person, see Instruction
    5(b)(v).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form display a currently valid OMB control number.

                                                                          (Over)
                                                                  SEC 1473(J-99)

                               PAGE 1 OF 2 PAGES
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                        ADDITIONAL INFORMATION TO FORM 3

Item 1.  Name and Address of Reporting Person

Georgia-Pacific Corporation
133 Peachtree Street, N.E.
Atlanta, Georgia 30303

Item 2.  Date of Event Requiring Statement

7/18/00

Item 4.  Issuer Name and Ticker or Trading Symbol

Plum Creek Timber Company, Inc.; PCL


* In connection with the execution of a merger agreement (the "Merger Agreement") providing for the merger of six wholly owned subsidiaries of the Reporting Person with and into the Issuer (the "Merger"), the Reporting Person, the Issuer and PC Advisory Partners I, L.P. and PC Intermediate Holdings, L.P., (the record owners of 16,498,709 shares of common stock, par value $.01 per share (the "Common Stock") and 634,566 shares of special voting common stock, par value $.01 per share (together with the Common Stock, the "Subject Shares")), entered into a voting agreement pursuant to which each record owner of the Subject Shares agreed, subject to the terms and conditions contained therein, among other things, to vote all Subject Shares directly or indirectly beneficially owned by such record owner (i) to approve the Merger Agreement, the Merger and the transactions contemplated thereby, including, without limitation, the amendments to the Issuer's Certificate of Incorporation as contemplated by the Merger Agreement and the taking of any actions necessary or appropriate in furtherance thereof, (ii) against any proposal or offer to acquire all or a substantial part of the business or properties of the Issuer or capital stock of the Issuer or any proposal or offer that, if consummated, would cause the transactions contemplated by the Merger Agreement to fail to qualify as a series of tax-free transactions, unless they shall have received the prior written consent of the Issuer and the Reporting Person, and (iii) to approve any proposed amendments to the Issuer's Certificate of Incorporation to eliminate the Issuer's staggered board of directors. In addition, pursuant to the voting agreement, the record owners granted proxies to certain officers of the Reporting Person to vote the Subject Shares in a manner consistent with the preceding sentence. The Reporting Person has no "pecuniary" interest in the Subject Shares.



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